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                              Koko Petroleum, Inc.
                               902 Jonathan Drive
                           Penticton, British Columbia
                                 Canada V2A 8Z6


September 19, 2007


VIA ELECTRONIC SUBMISSION Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E.
Washington, D.C.  20549

         Re:      Koko Petroleum, Inc. (the "Company")
                  Registration Statement on Form SB-2
                  Filed  May  16,  2005  Amended   December  8,  2005  File  No.
                  333-124975

Ladies and Gentlemen:

The Company hereby respectfully requests pursuant to Rule 477 under the Securities Act of 1933, as amended, that the Securities and Exchange Commission (the "Commission") consent to the withdrawal by the Company of its Registrant's Registration Statement on Form SB-2 filed initially with the Commission on May 16, 2005 and subsequently amended on December 8, 2005 (File No. 333-124975) (the "Registration Statement"). No securities were offered or sold pursuant to the Registration Statement.

The Company requests this withdrawal because it has elected not to pursue the registration of the securities included therein at this time. Please apply the Company's filing fee to its account with the Commission.

Thank you for your assistance in this matter.


                                                    Koko Petroleum, Inc.

                                                    By: /s/Ted Kozub
                                                    -----------------
                                                    Ted Kozub
                                                    Principal Executive Officer